EXHIBIT 11

SELECTIVE INSURANCE GROUP, INC. AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

First Quarter 2010	Income	Shares	Per Share
(in thousands, except per share amounts)	(Numerator)	(Denominator)	Amount
Basic EPS:
Net income from continuing operations	$6,593	53,144	$0.12
Net loss from discontinued operations	(790)	53,144	(0.01)
Net income available to common stockholders	$5,803	53,144	$0.11

Effect of dilutive securities:
Restricted stock	-	82
Restricted stock units	-	684
Employee Stock Purchase Plan	-	1
Stock options	-	126
Deferred shares	-	180

Diluted EPS:
Net income from continuing operations	$6,593	54,217	$0.12
Net loss from discontinued operations	(790)	54,217	(0.01)
Net income available to common stockholders
and assumed conversions	$5,803	54,217	$0.11

First Quarter 2009	Loss	Shares	Per Share
(in thousands, except per share amounts)	(Numerator)	(Denominator)	Amount
Basic EPS:
Net loss from continuing operations	$(12,950)	52,352	$(0.25)
Net income from discontinued operations	73	52,352	-
Net loss available to common stockholders	$(12,877)	52,352	(0.25)

Effect of dilutive securities:
Restricted stock	-	-
Restricted stock units	-	-
Employee Stock Purchase Plan	-	-
Stock options	-	-
Deferred shares	-	-

Diluted EPS:
Net loss from continuing operations	$(12,950)	52,352	$(0.25)
Net income from discontinued operations	73	52,352	-
Net loss available to common stockholders
and assumed conversions	$(12,877)	52,352	$(0.25)

There was no effect of dilutive securities for the three months ended March 31, 2009 since the quarter was in a loss position and the effect of common stock equivalents would be anti-dilutive to our earnings per share calculation.